PGD Eco Solutions, Inc.

7306 Skyview Ave.

New Port Richey, FL 34653

July 10, 2023

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PGD Eco Solutions, Inc. Offering Statement on Form 1-A Filed June 21, 2023 File No. 024-11852

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of June 21, 2023. PGD Eco Solutions, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of June 21, 2023, the Company responds as follows:

Post-qualification Amendment No. 1 to Form 1-A

General

1. Please revise the reference to "unit" within the table on the cover page of your offering circular, consistent with disclosure elsewhere that indicates you are offering common shares.

Response: See revisions to the table. The word “unit” was removed.

2. Please revise Item 4 of Form 1-A and the capitalization section of your offering circular to reflect that you are offering 50,000,000 common shares, consistent with your disclosure elsewhere.

Response: See revisions to Item 4 of Part 1 and the capitalization table.

3. Please update disclosure throughout your offering circular. Revise disclosure in the dilution, capitalization, management's discussion and analysis of financial condition and results of operations, and experts section to the audited financial statements for the year ended December 31, 2022. Revise information contained in other sections, including the related party transactions section, as of the most reasonably practicable date Response: See revisions to the offering circular cover page.

Response: See revisions to the circular revising the dilution, capitalization, management’s discussion and analysis, results of operations and experts section.

Item 6. Unregistered Securities Issued or Sold Within One Year, page 1

4. Please revise to provide the information required by Item 6 of Form 1-A. In this regard, we note that Item 6 indicates "None" were issued, yet disclosure on page 32 of your offering circular indicates you issued shares in the second half of 2022. Please additionally ensure consistency in the number of shares disclosed to be outstanding, clarifying as appropriate the number of shares sold to date in the offering. In this regard, we note the cover page discloses 101,605,000 common shares outstanding; pages 3 and 18 indicate 100,000,000 common shares outstanding before or as of the offering; and page 23 discloses 101,010,000 common shares outstanding as of December 31, 2022

Response: See revisions to Item 6 of Form 1-A

Exhibits

5. Please file an updated auditor consent dated within 30 days of the filing as an exhibit. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Response: Please see the updated auditor consent dated within 30 days of the filing.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form uploaded to EDGAR as soon as practicable.

Sincerely,

/s/ Paul Ogorek

CEO